August 10, 2006


Mail Stop 4561
By U.S. Mail and facsimile to (770) 395-3171

Wayne M. Woodruff
President and Chief Executive Officer
Maverick Bancshares, Inc.
5353 Alpha Road, Suite 210
Dallas, TX 75240

      Re:      Maverick Bancshares, Inc.
      Amendment Number Two to Registration Statement on Form SB-2
      Filed on August 7, 2006
                        File Number 333-134731

Dear Mr. Woodruff:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus, Page iii
1. Please include language that your organizers and executive officers shall purchase the shares for investment and not for resale.

Management`s Discussion and Analysis of Financial Condition and Plan of Operations - Financial Results and Plan of Operations, page 22
2. As you did not report employee compensation and benefits on your statements of operations, please revise to include a parenthetical disclosure or a footnote to your tabular presentation to disclose the components of the Employee compensation and benefits line item.

Financial Statements - General
3. Please revise your financial statements to clearly label the columns as restated. Include a footnote clearly describing and quantifying the corrections of errors in your financial statements.
Include an updated or dual-dated audit opinion from your independent accountant. Refer to paragraph 26 of SFAS 154, for which early adoption is permitted, or paragraph 37 of APB 20.

Balance Sheet, page F-2
4. Throughout your document you refer to a par value of $.01 for your common stock. Please revise the common stock line item to refer to a par value and amounts consistent with disclosure throughout your document.

Note 6 - Executive Compensation, page F-8
5. Please revise your tabular presentation to be consistent with or reconcile to the amounts disclosed in the summary compensation table appearing on page 37.
6. We note your disclosure on page F-9 that deferred compensation is payable not later than 30 days following the date the bank opens for business. Please revise to disclose how you report deferred compensation in your financial statements and quantify the total amount of deferred compensation payable as of the balance sheet date.
In addition, disclose how you report the portion of executives` signing bonus that is contingent upon this offering.

Note 8 - Stock Option, page F-12
7. You disclose that the cost of the option transaction would be valued at $5,000, which is the amount of damages to be paid to the consulting company, BankResources, Inc. ("BRI") if you are prohibited by regulatory constraints from awarding the options. Please revise to disclose the following:

* explain how the $5,000 appropriately represents the value of services to be performed or the fair value of the options; and
* the nature of the regulatory constraints that may prohibit you from awarding the options.

*		*		*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      You may contact Christina Harley at (202) 551-3695 or Joyce Sweeney at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other
questions.



Sincerely,



William Friar
								Senior Financial Analyst
cc:	Daniel D. Dinur, Esq.
      Dinur & Associates, P.C.
      One Lakeside Commons
      990 Hammond Drive, Suite 760
      Atlanta, GA 30328